Exhibit 99.1

Robin Energy Announces Reverse Stock Split to be
Effective December 24, 2025

Limassol, Cyprus, December 22, 2025 – Robin Energy Ltd. (NASDAQ: RBNE) ("Robin Energy" or the "Company"), an international ship-owning company providing energy transportation services globally,  today announces that its board of directors has determined to effect a one-for-five (1-for-5) reverse stock split of the Company’s common shares,  par value $0.001 per share.

The reverse stock split will take effect at 11:59 pm Eastern Time on December 23, 2025, and the Company’s common shares will begin trading on a split-adjusted basis on Nasdaq Capital Market (“Nasdaq”) as of the opening of trading on December 24, 2025.  The CUSIP number of Y73118 112 will be assigned to the Company’s common shares when the reverse stock split becomes effective.

When the reverse stock split becomes effective, every five (5) of the Company’s issued common shares will be combined into one (1) issued common share, without any change to the par value per share. This will reduce the number of outstanding common shares from approximately 14.0 million shares to approximately 2.8 million shares.

No fractional shares will be issued in connection with the reverse stock split. Stockholders who would otherwise hold a fraction of a common share of the Company will receive a cash payment in lieu thereof at a price equal to that fraction of a share to which the stockholder would otherwise be entitled, multiplied by the closing price of the Company’s common shares on Nasdaq on December 23, 2025 (as adjusted for the reverse split).

Stockholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the consequence of the reverse stock split reflected in their accounts on or after December 24, 2025.  Such beneficial holders may contact their bank, broker, or nominee for more information.

The reverse stock split ratio approved by the board of directors of the Company is within the range of ratios for a reverse stock split authorized by the stockholders of the Company.

About Robin Energy Ltd.

Robin Energy is an international ship-owning company providing energy transportation services globally. The Company’s fleet comprises two LPG Carriers and one Handysize tanker vessel that carry petrochemical gases and refined petroleum products worldwide.

For more information, please visit the Company’s website at www.robinenergy.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including those related to our reverse stock split. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com